Star Peak Corp II

1603 Orrington Avenue, 13th Floor

Evanston, Illinois 60201

August 11, 2021

VIA EDGAR

Attention:	Joseph Klinko
Jenifer Gallagher
Karina Dorin
Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Corp II Amendment No. 2 to Registration Statement on Form S-4 Filed July 15, 2021 File No. 333-256161

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Corp II (the “Company” or “STPC”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 27, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4

The Merger

Unaudited Prospective Financial Information of Benson Hill, page 144

1.	Staff’s Comment:

We note your response to prior comment six in which you explain the prospective financial information was prepared as part of Benson Hill's annual planning process. Further, we note you have removed the assumption that the merger and related transactions are completed from the list of assumptions on page 147. Please include disclosure to indicate the prospective financial information does not assume the completion of the merger and related transactions and remove reference to the completion of the merger when detailing your financing assumptions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 151 of the Revised Registration Statement.

2.	Staff’s Comment:

We note the revisions you have made to your disclosures in response to prior comments seven and eight and note you continue to characterize your responsibility to advise investors of material changes to the assumptions underlying your projections as an exception to your intention to not provide such disclosures, and which continues to indicate that you have not taken into consideration any events occurring after the date the information was prepared. We believe that you will need to substantially revise this disclosure to clearly acknowledge your responsibility and view of the projected amounts. Please provide the clarifying disclosures requested in these prior comments.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 147-149 of the Revised Registration Statement.

3.	Staff’s Comment:

We note your response to prior comment 10 and reissue it in part. Please revise your disclosure to quantitatively discuss all material assumptions underlying the projections and provide insight as to how such assumptions impacted your projections. For example, describe any material assumptions regarding acquisition of acreage; capital expenditures; availability and terms of financing; product development; and rate of expansion of the plant-based meat alternative market and the percent of market percentage. Please also ensure you include a description and quantification of any material assumptions underlying the magnitude and growth in revenue and gross margin from 2022 through 2027. In that regard, we note that STPC's board considered the Unaudited Prospective Financial Information and the company's growth prospects, large addressable market, economics, and financial condition and outlook, in recommending to its shareholders that the transaction be approved. If you believe that additional quantitative disclosure regarding the assumptions underlying the projections is not material, please provide your analysis supporting this conclusion. In addition, please disclose how the length of time for the projections was selected. In that regard, we note that the projections extend through 2027.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 148-151 of the Revised Registration Statement.

Material U.S. Federal Income Tax Consequences, page 197

4.	Staff’s Comment:

We note your response to prior comment 13 and are unable to concur. Please amend the disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. In this regard, we note that Section 5.6 of the merger agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger and related transactions are not taxable to shareholders, please also file a tax opinion with your registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19. In the alternative, please provide your analysis as to why the tax consequences of the transaction are not material.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages vii, 4, 46, 184, and 205-214 of the Revised Registration Statement.

General

5.	Staff’s Comment:

We note that it appears that you have removed in this amendment certain disclosures relating to Benson Hill that are required by Form S-4. For example, please provide the disclosure required by Item 4(a)(2) of Form S-4 regarding the reasons of Benson Hill for engaging in the transaction, and the disclosure required by Item 4(a)(4) regarding an explanation of any material differences between the rights of Benson Hill stockholders and the rights of New Benson Hill stockholders. Similarly, please provide the disclosure required by Item 18(a)(5)(i) of Form S-4.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 161-163 and 215-230 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)
Bryan D. Flannery (Kirkland & Ellis LLP)